Exhibit 99.4
Date: 15 July 2009
Jurong Town Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
ACCEPTANCE OF TERMS FOR ASSIGNMENT/TRANSFER (“ASSIGNMENT”) OF LEASE OF PTE LOTS A1964503, A1964504, A1964505, A1964506, A1964507, A1964508 AND A1964510 (TO BE KNOWN AS PTE LOTS A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 AND A1112606) AT
60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787A, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787B, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787D, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787E, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787K, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406), AND PLOT 6 WOODLANDS INDUSTRIAL PARK D (“the Property”)
BY TERRA INVESTMENTS PTE. LTD. TO CHARTERED SEMICONDUCTOR MANUFACTURING LTD
We refer to your letter of consent dated 15 April 2009 and 20 April 2009 (“Consent Letter”) which were issued on the basis of and pursuant to the application for approval in respect of the assignment of lease of the Property (“the Application”) submitted by TERRA INVESTMENT PTE. LTD. (“the Assignor”).
As required under paragraph 2 of the Consent Letter, we attach the documents to be provided by the Assignee for your review and verification. In the event that further information or supporting materials are required, we would be in a position and undertake to provide the same, on the understanding that your consent and this acceptance are subject to your being satisfied with all documents and information provided by both the Assignor and the Assignee.
Subject to your verification of such documents and information, we hereby accept the terms and conditions set out in the Consent Letter and eStatement letter in respect of the assignment of lease of the Property specified in the Application and agree to comply with the same. We confirm and undertake that all matters set out in the Application on the basis of and pursuant to which the Consent Letter was issued are and will remain at all material times true, correct and accurate.
We understand and agree that we will only be able to view our Statement of Accounts (SA) in Krypton and confirm that the following email address(es) are the authorized recipients to receive the email notification to view our SA or eStatement in Krypton. We have enclosed a completed application for EASY access code.
Email address 1: dansteele@charteredsemi.com
Yours faithfully
/s/ Chia Song Hwee

Signed by: Chia Song Hwee
Designation: President & CEO
For and on behalf of:
Chartered Semiconductor Manufacturing Ltd

Date: 15 July 2009
Jurong Town Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434

Attention:	Ms. Gillian Phua Assistant Manager
Dear Sirs,
Proposed Assignment/Transfer (“Assignment”) of Lease of Pte Lots A1964503, A1964504, A1964505, A1964506, A1964507, A1964508 AND A1964510 (to be known as Pte Lots A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 AND A1112606) AT
60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787A, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787B, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787D, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787E, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406),
A12787K, 60 WOODLANDS INDUSTRIAL PARK D STREET 2 S(738406), and Plot 6 Woodlands Industrial Park D (“Property”)
Assignor: Terra Investment Pte. Ltd
Assignee: Chartered Semiconductor Manufacturing Ltd
Environmental Baseline Requirements
1	We refer to your Environmental Baseline Requirements in paragraph 2.3(c) of your letter dated 15 April 2009 (“your Assignment Consent Letter”).
2	We have agreed with the Assignor that we, as the Assignee, will assume the whole obligation and responsibilities of both the Assignor and the Assignee pertaining to your Environmental Baseline Requirements as set out in paragraph 2.3(c) and Annex C of your Assignment Consent Letter (hereinafter also known as the “EBS Obligations”). This includes, but is not limited to, the following all at our cost and expense:-
2.1	ensuring that the EBS Obligations are fully complied with and fully executed in accordance with (and without conflict with) the guidelines in Annex C of your Assignment Consent Letter whether we engage consultants or agents to assist in fulfilling the EBS Obligations or otherwise;

2.2	ensure that any EBS conducted on the seven lots referred to as “Property” or “Properties” in your Assignment Consent Letter (hereinafter also referred to as “Property”) is conducted by an Independent Consultant (“Assignee’s Independent Consultant”) and fully in accordance with the guidelines in Annex C of your Assignment Consent Letter;

2.3	submit a written copy of the results of any EBS conducted on the Property to you within the period prescribed by your Assignment Consent Letter;

2.4	if required in writing by you (“Lessor’s Further Tests Request”), the Assignee’s Independent Consultant shall conduct further tests, including but not limited to RBCA and Re-sampling, and the results of the further tests shall be submitted to you within the period required by you (“Further Period”);

2.5	if the results of any EBS conducted on the Property indicates that the contamination level at the time of the said EBS exceeds:
2.5.1	such laws; or

2.5.2	in the absence of such laws, the prevailing Dutch Standard,
as defined in your Assignment Consent Letter, we shall comply and ensure compliance with your requirements in either (2.5.3) or (2.5.4) below:

Either
2.5.3	submit within the Further Period:
(a)	a certification by the Assignee’s Independent Consultant that the contamination level is safe for operations and will not at any time be or become a health or safety risk to workers or other users of or occupants at the Property for the whole of the remaining lease term (“Certify”, “Certifies” or “Certification”, as the case may be); and

(b)	a recommendation, if any, by the Assignee’s Independent Consultant that Re-samplings be carried out during the remaining lease term and the frequency of such Re-samplings (“Re-sampling Recommendation”);
Or
2.5.4	if the Assignee’s Independent Consultant is for any reason unable to Certify, or you do not receive the Certification within the Further Period, then we shall decontaminate the Property to the state and condition:
(a)	required under such laws; or

(b)	in the absence of such laws, required under the Dutch Standards, as defined in your Assignment Consent Letter, and reinstate the Property.

For the avoidance of doubt, any contamination detected at the Property shall be presumed and deemed to have occurred after the commencement of the (original) lease term and shall be our liability, unless we can provide due proof to your satisfaction that such contamination was already present before the commencement of the (original) lease term.
3.	We, as the Assignee, for ourselves, our successors and permitted assigns, hereby undertake to you and your successors and assigns that we will immediately upon legal completion of the Assignment, all at our own cost and expense (whether expressly stipulated or not), assume and take over the Assignor’s whole obligation and responsibilities in observing and complying with your Environmental Baseline Requirements as set out in paragraph 2.3(c) and Annex C of your Assignment Consent Letter and above. We shall indemnify and keep indemnified you, your successors and assigns against all proceedings, actions, suits, writs, summonses, judgments, orders, decrees, costs, expenses, charges, claims, demands, losses, penalties and liabilities which you, your successors or assigns may suffer or incur arising out or in connection with the contaminants/contamination.

4.	We shall not hold you liable or responsible for any loss of peaceful or quiet possession or enjoyment of the Property, or any claim, demand, proceedings, action, suit, summonses, writs, inconvenience, loss, damage, costs or expenses of whatever kind or description which we or any other person may suffer arising from or in connection with the contaminants/contamination.

5.	We understand that you have the right to take any action that you deem necessary (including the right of re-entry under the Building Agreement/Agreement for Lease/Lease) should we, as the Assignee, fail for any reason to do as what we undertake in this letter or any part of it.

6.	The meanings of expressions defined in your Assignment Consent Letter are applicable to those in this letter, unless otherwise specifically stated in this letter.
Yours Sincerely,

Signature:	/s/ Chia Song Hwee

Name:	Chia Song Hwee
Designation:	President & CEO
For and on behalf of: Chartered Semiconductor Manufacturing Ltd